

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile (510/271-1696)

Mail Stop 4631

October 29, 2009

Laura Stein
Senior Vice President and General Counsel
The Clorox Company
1221 Broadway
Oakland, California 94612-1888

> **Re: The Clorox Company**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed August 25, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 2, 2009**
> **File No. 1-07151**

Dear Ms. Stein:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement

General

1. In future filings, please provide the information required by Item 404(b) of
    Regulation S-K.

Use of Peer Company Data, page 16

2. We note that you target base salaries, annual cash bonuses and long-term
    incentive compensation against peer companies. In future filings, please provide
    disclosure of where actual payments fell for each named executive officer within
    targeted parameters. To the extent actual compensation was outside a targeted
    percentile range, please explain why.

Annual Incentives, page 18

3. In future filings, to the extent your incentive programs are correlated with the
    achievement of certain annual individual objectives and performance factors,
    please discuss the specific items of individual performance used to determine
    incentive payments and how your incentive bonuses are specifically structured
    around such individual objectives and milestones. Please see Item 402(b)(2)(vii)
    of Regulation S-K. The compensation discussion and analysis should be
    sufficiently precise to identify material differences in compensation policies with
    respect to individual named executive officers. Refer to Section II.B.1. of
    Commission Release No. 33-8732A.

4. In future filings, please disclose the specific strategic goals used in awarding
    compensation. To the extent you believe that disclosure of the information would
    result in competitive harm such that the information could be excluded under
    Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental
    basis a detailed explanation for such conclusion and discuss how difficult it would
    be for the named executive officers or how likely it will be for you to achieve the
    undisclosed target levels or other factors.

Long-Term Incentives, page 19

5. In future filings, please disclose the specific targets and the actual results
    achieved, in determining the long-term compensation granted to each named
    executive officer. Please refer to Item 402(b)(v) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish

a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director